UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-31261

CUSIP NUMBER 047439104

(Check One):	 Form 10-K  Form 20-F  Form 11-K ☑ Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR

For Period Ended: September 30, 2008

 Transition Report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AtheroGenics, Inc.
Full Name of Registrant

Not applicable.
Former Name if Applicable

8995 Westside Parkway
Address of Principal Executive Office (Street and Number)

Alpharetta, Georgia 30009
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 15, 2008, an involuntary petition under Chapter 7 of the United States Bankruptcy Code (the “Bankruptcy Code”) was filed against AtheroGenics, Inc. (“AtheroGenics”) in the United States Bankruptcy Court for the Northern District of Georgia (the “Bankruptcy Court”).  On October 6, 2008, AtheroGenics consented to the bankruptcy filing and moved the Bankruptcy Court to convert the Chapter 7 case to a case under Chapter 11 of the United States Bankruptcy Code (the “Chapter 11 Proceeding”).  This motion was granted on October 15, 2008.  No trustee, receiver or examiner has been appointed, and AtheroGenics expects to act as debtor-in-possession while being subject to the supervision and order of the Bankruptcy Court.

In connection with the Chapter 11 Proceeding and pursuant to the Bankruptcy Code, the Bankruptcy Court must approve all financial advisors, counsel and other professionals representing AtheroGenics. The Bankruptcy Court has not approved AtheroGenics’ independent registered public accounting firm, Ernst & Young LLP, as of the date of this filing. Accordingly, AtheroGenics lacks the necessary independent registered public accounting firm capable of performing the quarterly review of AtheroGenics’ unaudited financial statements in accordance with Rule 10-01(d) of Regulation S-X.  AtheroGenics expects the Bankruptcy Court to approve its independent registered public accounting firm on November 13, 2008, and AtheroGenics expects to file its quarterly report on Form 10-Q for the quarter ended September 30, 2008 (the “Third Quarter Form 10-Q”) upon receiving such approval.

Statements contained in this Form 12b-25 that relate to events or developments that AtheroGenics expect or anticipate will occur in the future are deemed to be forward-looking statements, and can be identified by words such as "believes," "intends," "expects" and similar expressions. AtheroGenics cautions investors not to place undue reliance on the forward-looking statements contained in this Form 12b-25. Examples of forward looking statements include AtheroGenics’ expectation that it will act as a debtor-in-possession while being subject to the supervision and order of the Bankruptcy Court and its expectation that it will file its Third Quarter Form 10-Q upon the Bankruptcy Court approving AtheroGenics’ independent registered public accounting firm.  These and other such statements are subject to certain factors, risks and uncertainties that may cause actual results, events and performances to differ materially from those referred to in such statements.  These risks include the risk that the Bankruptcy Court will not permit AtheroGenics to act as debtor-in-possession or that it will not approve AtheroGenics’ independent registered public accounting firm, resulting in AtheroGenics’ inability to file the Third Quarter Form 10-Q and other future financial statements with the Securities and Exchange Commission.  AtheroGenics undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph M. Gaynor, Jr.	678	336-2500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes   ☑     No   ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes   ☑     No   ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AtheroGenics’ Condensed Financial Statements in the Third Quarter Form 10-Q will be prepared in accordance with Statement of Position (“SOP”) 90-7, Financial Reporting by Entities under the Bankruptcy Code.  SOP 90-7 does not ordinarily affect or change the application of GAAP; however, it does require AtheroGenics to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of business in the Condensed Financial Statements and the notes thereto in the third quarter Form 10-Q.  AtheroGenics expects that the quantitative effect on the Condensed Statements of Operations for the three and nine months ended September 30, 2008 to be approximately $19.9 million of reorganization costs.  These costs consist primarily of non-cash items related to the write-off of the discount and the debt issuance costs on its convertible debt.

AtheroGenics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2008	By:	/s/MARK P. COLONNESE
Mark P. Colonnese
Executive Vice President, Commercial Operations and Chief Financial Officer